August 12, 2024

James Gernetzke
Chief Financial Officer
Exodus Movement, Inc.
15418 Weir Street, Suite #333
Omaha, NE 68137

       Re: Exodus Movement, Inc.
           Amendment No. 2 to Registration Statement on Form 10-12G Filed July 10, 2024
           File No. 000-56643
           Form 10-Q for the Fiscal Quarter Ended March 31, 2024
           File No. 001-42047
Dear James Gernetzke:

     We have reviewed your filings and response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 11, 2024 letter.

Amendment No. 2 to Registration Statement on Form 10-12G
Business, page 1

1. We note your revised disclosure on pages 4 and 12 in response to prior comment 2. Please revise your disclosure on pages 4 and 12 to clarify that the crypto assets you support and provide access to services for have been identified as securities in SEC complaints. In addition, please revise your disclosure on page 12 to describe the policies and processes you have in place to determine whether the services that users can obtain from your API
       Providers are securities within the meaning of Section 2(a)(1) of the Securities Act.
 August 12, 2024
Page 2
Our Products and Services
Products Offered Directly on the Exodus Platform, page 4

2. Refer to your response to prior comment 16. Please revise your disclosure on page 4 to provide examples of the factors you consider to determine whether supporting a fork
       "makes sense for [y]our business and [y]our users."
Exchange Aggregation, page 5

3. Refer to your response to comment 12. Please identify the exchanges and DeFi platforms that the API Provider uses for crypto asset exchanges and the jurisdiction of each. Also clarify how the users are able "to identify for themselves the best pricing, liquidity and order fulfillment by searching across multiple third-party API Providers" as it appears that you provide pricing information from pricing services and that, when a user chooses to exchange its crypto assets, an algorithm, and not the user, selects an API Provider. In addition, please disclose whether the user transfers its crypto assets to the API Provider in connection with the transaction, and please describe how the API Provider's fee is calculated. Further, as we note your disclosure that the "aggregation process starts with a pricing service (if available)," please disclose the percentage of transactions for which a pricing service is not available.
4. Refer to your response to comments 12 and 13. We note your disclosure that you provide pricing information from Coingecko and Coinmarketcap for each crypto asset supported with the Exchange Aggregator and that "an algorithm is employed that compares the primary service's price to the price provided by other providers to ensure that the information from the primary provider does not vary materially from other sources in order to avoid inaccurate data from a single source." Please identify the primary and secondary providers and disclose what constitutes a material price difference. Also disclose whether the algorithm is continually monitoring the pricing information or if it happens at certain times per day. Also describe how you determine which price to display when a material price difference is identified.
Services Offered and Performed by Our API Providers, page 5

5. Refer to prior comments 11 and 15. You disclose that an updated list of your API providers is available within the Terms of Service located on your website, but the URL you provided in the June 9, 2024 response letter does not appear to include an updated list of all of your API providers. In this regard, we note that Section 1.5 of the Terms of
       Service provides examples of the APIs that provide services on your platform but does not include a complete list of your API providers. Please revise to disclose where users can find a list of your API providers and include here the table that you provided in response to prior comment 11.
Fiat on and off-ramps, page 6

6. We note your revised disclosure on page 6 that users may buy crypto assets with fiat currency through bank transfers, credit or debit card and Apple Pay and that users may sell crypto assets for fiat currency and transfer the currency to their bank account. Please disclose how your platform communicates (i) the fiat currencies that users may use to purchase crypto assets, including the cost of purchasing the crypto assets, and (ii) the
 August 12, 2024
Page 3

       crypto assets that users may exchange for fiat currencies, including the amount of fiat currency the user will receive for selling the crypto assets. Also identify the jurisdiction of the exchange or exchanges that the API Provider uses to purchase and sell the crypto assets. In addition, please disclose the mechanics of how a user sends, receives and exchanges crypto assets and fiat currencies, including whether the user transfers its crypto assets or fiat currency to the API Provider in connection with the transaction.
Staking, page 6

7. Refer to your response to comment 17. Please revise the table on page 7 to clarify what you mean by the disclosure that, for VeChain and Algorand, unstaking is not required.
Elevate Technology, page 7

8. We note your revised disclosure on page 7 that "[c]urrently products do exist to permit users to migrate from fiat currency to digital assets; however, they often have poor user
       interface/user experience (   UI/UX   ) designs and require numerous
transactions to move
       between different types of digital assets    but it appears that one of
the ways you facilitate
       transfers of crypto assets is by giving users access to third-party exchanges. Please clarify how the use of your platform differs from the use of third-party exchanges, and clarify what you mean by your disclosure that "[t]he Exodus Platform is asset agnostic, meaning
       [that you] have the ability to operate properly irrespective of the type of digital asset as opposed to asset or blockchain specific platforms that limit users to a particular asset or blockchain.
Digital Asset and Stablecoin Holdings, page 9

9. Refer to your response to comment 18. Please disclose the percentage of private keys that you hold in cold storage. In addition, please disclose whether you have policies regarding the percentage of private keys you hold in cold storage and, if so, provide disclosure regarding such policies. In this regard, we note your disclosure on page 10 that "[a]s of
       March 31, 2024, [you] held approximately 15% of wallets in cold storage."
10. Refer to your response to comment 19. Please revise your disclosure, including the table on page 10, to show the amount of USDC held and the splits between fiat currency and crypto assets, including USDC, held at each quarter.
Human Capital Management, page 10

11. Refer to your response to comment 20. Please revise your disclosure on pages 10 and 11 to disclose whether your non-U.S. independent contractors are paid in fiat currency or crypto assets. In addition, please disclose the material terms of your agreement with
       TriNet, including (i) the term of your agreement with TriNet, (ii) the termination provisions of your agreement with TriNet, (iii) the administrative fee you pay TriNet for its services and (iv) whether the administrative fee is paid in U.S. dollars or bitcoin. Also disclose how and when Gilded Inc. values the bitcoin that you use for employee compensation and whether any fees that you pay to Gilded Inc. are paid in fiat currency or crypto assets.
 August 12, 2024
Page 4
Uncertainty and Volatility in the Digital Asset Markets, page 11

12. Refer to your response to comment 24. We note your disclosure on page 12 that your users' exposure to an API Provider experiencing insolvency or bankruptcy would be limited to the brief period of time during which wallet users are engaged in an active crypto asset transaction. Please expand your disclosure on page 12 to provide examples of the potential impact of the API Provider's insolvency or bankruptcy for wallet users engaged in active crypto asset transactions.
Regulatory Environment, page 12

13. Refer to your response to our prior comment 3. Please expand your disclosure on page 12 to describe the rules, regulations and laws that have a material impact on your business in the jurisdictions outside of the U.S. in which you offer your products and services and describe the policies and processes for determining whether you are in compliance with such rules, regulations and laws. In addition, please revise your risk factors section to address the specific risks related to your operations in the jurisdictions that are most material to your business.
14. Refer to your response to prior comment 7. On page 12, you disclose that "[t]he Company offers the Exodus Platform in all jurisdictions not prohibited by U.S. or international law."
       Please expand your disclosure to list the jurisdictions most material to your business.
KYC and KYB Programs
KYC Program For Referral Program, page 13

15. Refer to your response to prior comments 8 and 29. Please disclose the KYC and AML procedures conducted by Securitize related to (i) the distribution of crypto assets from your own account, (ii) the KYC and AML procedures performed by Securitize related to opening a wallet on the Exodus platform, including a discussion of what you mean by
       "approved accounts," and (iii) the ongoing monitoring of users and transaction activity.
       Similarly, please revise your disclosure to describe your KYB procedures.
Risk Factors, page 15

16. Refer to your response to comment 22. Please add a risk factor that addresses the extent to which material aspects of the business and operations of trading platforms are not regulated or not in compliance with existing regulations. In addition, please add risk factors that separately discuss the risk of front-running, wash-trading and security failures or operational problems at trading platforms, including ones that may be accessed through your platform or that you use for your own account. In this regard, we note your revised disclosure on page 18.
17. We note your revisions to the risk factors discussing potential consequences if you were deemed to be a broker-dealer. Please also address the potential risks of rescission under
       Section 29(b) of the Exchange Act
Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview of Our Business, page 36

18. Refer to your response to comment 4. Please expand your disclosure regarding BTC,
 August 12, 2024
Page 5

       Tether USD, Ether and USD Coin to describe the material characteristics of each.
Legal Proceedings, page 48

19. We note your revised disclosure on page 33 that "[i]n June 2024, OFAC issued a Pre-
       Penalty Notice informing [you] that OFAC intends to impose a civil monetary penalty for alleged violations of U.S. sanctions laws." Please revise to disclose the alleged violations of U.S. sanctions laws and the impact if you are found to be in violation of U.S. sanctions laws.
Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder
Matters
Digital Format of Exodus Common Stock, page 49

20. Refer to your response to comment 28 in which you provide a description of the Common
       Stock Tokens. Using your response as a base for your disclosure, please revise your registration statement to include a materially complete description of the Common Stock
       Tokens, including, for example, the role of Securitize, what it means to be a representation of the Class A common stock, the number of Common Stock Tokens outstanding, the blockchain on which the Common Stock Tokens exist and whether consensus mechanism and software upgrades or modifications could have any impact on the governance of the tokens. In addition, the Tokens appear to be more than mere representations and appear to be a means by which a holder can instruct the transfer agent to transfer their shares on the books and records. Please revise your disclosure to clearly describe the use of the tokens in this manner, including the related risks. For example purposes only, if a holder transfers the tokens is that an irrevocable transfer, or, what happens if the holder changes their mind and the other party does not pay? Can the transfer be unwound?
Note 2. Summary of Significant Accounting Policies
Accounts Receivable, page 61

21.    Refer to prior comment 31. Please revise your next amendment to disclose
- similar to
       your response - your accounting policy for the embedded derivative in your accounts receivable denominated in crypto assets or USDC.
Exchange Aggregation, Fiat Onboarding, and Staking Revenue Earned Through an API Provider, page 63

22. We note your responses to our prior comments 33 from our last letter and 43 from our
       April 3, 2024 letter. Please address the following with respect to your Exodus platform:
           Clarify for us whether users can exchange fiat for crypto or vice versa from the
          Exodus app.
           Please elaborate on how a wallet is set up in step ii of your response from prior comment 33. Specifically, explain to us whether the Exodus app generates a public/private key pair for the user at this time or whether the user is responsible for providing that information to the app.
           To the extent the Exodus app creates a private key for the user, tell us whether the user knows or is aware of the private key at setup.
 August 12, 2024
Page 6

             If the private key is not known at setup, clarify whether the user can obtain the private key from the app and if so how they are able to gain access.
             Explain to us if and how users are able to access their private key or transfer their private key to a different wallet provider if they lose access to the Exodus app.
             Clarify for us what is meant by the statement in step iii to your response to our prior comment 33 that "the user takes an action to receive cryptocurrency into their wallet." In your response, explain to us whether a user can use an already established public address/private key with the Exodus app.
             Provide us with the terms of service referenced in step v.
23. We acknowledge your response to prior comment 34. You disclose that you record noncash consideration when payment is received, the noncash consideration
       includes a variable amount, and the amount of noncash consideration differs from the fair value of the service and thus the variance is treated as an adjustment of the transaction price. Please respond to the following:
           Walk us through a typical transaction to explain how and when you measure the value of noncash consideration, including the source of the value.
           Tell us how your accounting considered ASC 606-10-32-21.
           Explain to us why the consideration is variable and whether and how you constrain your estimate of variable consideration.
           Explain to us why the amount of noncash consideration differs from the fair value of the service and why the variance is treated as an adjustment of the transaction price.
           Cite the accounting guidance applied and explain how you applied the guidance to your facts and circumstances.

Form 10-Q for the Quarterly Period Ended March 31, 2024
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measure, page 18

24. Please revise future filings to further expand your disclosure to more clearly explain how
       Adjusted EBITDA provides investors with useful information regarding your results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.
25. Since the volatility of digital assets appears to be inherent to your operations, tell us why the gain on digital assets, net, is not part of your normal, recurring operations. Refer to
       Regulation G and question 100.01 of the Compliance and Disclosure Interpretations for
       Non-GAAP Financial Measures.
 August 12, 2024
Page 7

       Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact
Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   Thomas J. Kim